SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED
 PURSUANT TO §240.13d-2(a).
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 8)
S&W SEED COMPANY
(Name of Issuer)
Common Stock, Par Value $0.001
(Title of Class of Securities)
785135104
(CUSIP Number)

TIMOTHY E. LADIN
MFP INVESTORS LLC
909 THIRD AVENUE, 33rd FLOOR
NEW YORK, NEW YORK 10022
(212) 752-7345
(Name, Address and Telephone Number of Person
 Authorized to Receive Notices of Communication)
September 5, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)

(Page 1 of 8 Pages)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 785135104	Schedule 13D	Page 2 of 8

1	NAMES OF REPORTING PERSONS
MFP Partners, L.P.(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		8,710,017(2)
EACH REPORT-	9	SOLE DISPOSITIVE POWER
ING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
8,710,017(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,710,017(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.6%
14	TYPE OF REPORTING PERSON
PN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”). Michael F. Price is the managing partner of MFP and the managing member and controlling person of MFP Investors LLC.

(2) 8,710,017 shares of common stock, par value $0.001 per share (“Common Stock”), of S&W Seed Company, a Nevada corporation (the “Company”), are held directly by MFP.  MFP also directly holds a Common Stock Purchase Warrant (the “Warrant”), exercisable for up to 200,000 shares of Common Stock at an exercise price of $4.32 per share, but only to the extent that upon such exercise, the Reporting Persons (as defined herein) will not own shares of Common Stock in excess of 19.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon exercise of the Warrant.  Because MFP holds 33.6% of the outstanding Common Stock, the Warrant is not exercisable.  Due to their respective relationships with each other, each of the Reporting Persons may be deemed to share voting and dispositive power with respect to the shares of Common Stock reported herein.

MFP and certain shareholders of the Company representing (together with MFP) a majority of the Company’s outstanding Common Stock entered into a Voting Agreement (the “Voting Agreement”), pursuant to which each shareholder agreed (i) to vote all of its shares of Common Stock (other than, with respect to MFP, the Common Shares issued at the Initial Closing) in favor of certain matters set forth therein and (ii) not to sell or otherwise transfer the shares of Common Stock it beneficially owns prior to the termination of the Voting Agreement, unless the transferee agrees to become subject to the Voting Agreement.  Due to the Voting Agreement, MFP and the shareholders party thereto may each be deemed to share voting power, but not dispositive power, with respect to shares of Common Stock owned by each.  The Reporting Persons disclaim “beneficial ownership”, within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, of shares of Common Stock beneficially owned by the other shareholders party to the Voting Agreement.

The ownership percentage set forth above is based on 24,342,806 shares of Common Stock outstanding as set forth in the issuer’s most recent Form 10-Q and the Company’s issuance of 1,607,717 shares of Common Stock as set forth in the Current Report on Form 8-K filed by the issuer with the Securities and Exchange Commission on September 6, 2018.

CUSIP NO. 785135104	Schedule 13D	Page 3 of 8

1	NAMES OF REPORTING PERSONS
MFP Investors LLC(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		8,710,017(2)
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
8,710,017(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,710,017(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.6%
14	TYPE OF REPORTING PERSON
OO

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”). Michael F. Price is the managing partner of MFP and the managing member and controlling person of MFP Investors LLC.

(2) 8,710,017 shares of common stock, par value $0.001 per share (“Common Stock”), of S&W Seed Company, a Nevada corporation (the “Company”), are held directly by MFP.  MFP also directly holds a Common Stock Purchase Warrant (the “Warrant”), exercisable for up to 200,000 shares of Common Stock at an exercise price of $4.32 per share, but only to the extent that upon such exercise, the Reporting Persons (as defined herein) will not own shares of Common Stock in excess of 19.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon exercise of the Warrant.  Because MFP holds 33.6% of the outstanding Common Stock, the Warrant is not exercisable.  Due to their respective relationships with each other, each of the Reporting Persons may be deemed to share voting and dispositive power with respect to the shares of Common Stock reported herein.

MFP and certain shareholders of the Company representing (together with MFP) a majority of the Company’s outstanding Common Stock entered into a Voting Agreement (the “Voting Agreement”), pursuant to which each shareholder agreed (i) to vote all of its shares of Common Stock (other than, with respect to MFP, the Common Shares issued at the Initial Closing) in favor of certain matters set forth therein and (ii) not to sell or otherwise transfer the shares of Common Stock it beneficially owns prior to the termination of the Voting Agreement, unless the transferee agrees to become subject to the Voting Agreement.  Due to the Voting Agreement, MFP and the shareholders party thereto may each be deemed to share voting power, but not dispositive power, with respect to shares of Common Stock owned by each.  The Reporting Persons disclaim “beneficial ownership”, within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, of shares of Common Stock beneficially owned by the other shareholders party to the Voting Agreement.

The ownership percentage set forth above is based on 24,342,806 shares of Common Stock outstanding as set forth in the issuer’s most recent Form 10-Q and the Company’s issuance of 1,607,717 shares of Common Stock as set forth in the Current Report on Form 8-K filed by the issuer with the Securities and Exchange Commission on September 6, 2018.

CUSIP NO. 785135104	Schedule 13D	Page 4 of 8

1	NAMES OF REPORTING PERSONS
Michael F. Price(1)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES		0
BENEFICIALLY	8	SHARED VOTING POWER
OWNED BY		8,710,017(2)
EACH REPORT-	9	SOLE DISPOSITIVE POWER
ING		0
PERSON WITH	10	SHARED DISPOSITIVE POWER
8,710,017(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,710,017(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.6%
14	TYPE OF REPORTING PERSON
IN

(1) MFP Investors LLC is the general partner of MFP Partners, L.P. (“MFP”). Michael F. Price is the managing partner of MFP and the managing member and controlling person of MFP Investors LLC.

(2) 8,710,017 shares of common stock, par value $0.001 per share (“Common Stock”), of S&W Seed Company, a Nevada corporation (the “Company”), are held directly by MFP.  MFP also directly holds a Common Stock Purchase Warrant (the “Warrant”), exercisable for up to 200,000 shares of Common Stock at an exercise price of $4.32 per share, but only to the extent that upon such exercise, the Reporting Persons (as defined herein) will not own shares of Common Stock in excess of 19.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon exercise of the Warrant.  Because MFP holds 33.6% of the outstanding Common Stock, the Warrant is not exercisable.  Due to their respective relationships with each other, each of the Reporting Persons may be deemed to share voting and dispositive power with respect to the shares of Common Stock reported herein.

MFP and certain shareholders of the Company representing (together with MFP) a majority of the Company’s outstanding Common Stock entered into a Voting Agreement (the “Voting Agreement”), pursuant to which each shareholder agreed (i) to vote all of its shares of Common Stock (other than, with respect to MFP, the Common Shares issued at the Initial Closing) in favor of certain matters set forth therein and (ii) not to sell or otherwise transfer the shares of Common Stock it beneficially owns prior to the termination of the Voting Agreement, unless the transferee agrees to become subject to the Voting Agreement.  Due to the Voting Agreement, MFP and the shareholders party thereto may each be deemed to share voting power, but not dispositive power, with respect to shares of Common Stock owned by each.  The Reporting Persons disclaim “beneficial ownership”, within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, of shares of Common Stock beneficially owned by the other shareholders party to the Voting Agreement.

The ownership percentage set forth above is based on 24,342,806 shares of Common Stock outstanding as set forth in the issuer’s most recent Form 10-Q and the Company’s issuance of 1,607,717 shares of Common Stock as set forth in the Current Report on Form 8-K filed by the issuer with the Securities and Exchange Commission on September 6, 2018.

CUSIP NO. 785135104	Schedule 13D	Page 5 of 8

Explanatory Note
Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) by MFP Partners, L.P., MFP Investors LLC and Michael F. Price on June 1, 2015 (the “Original Schedule 13D”) regarding the common stock, par value $0.001 per share (the “Common Stock”), of S&W Seed Company, a Nevada corporation (the “Company”), as amended by Amendment No. 1 on November 30, 2015 (the “Amendment No. 1”), as amended by Amendment No. 2 on March 1, 2016 (the “Amendment No. 2”), as amended by Amendment No. 3 on July 19, 2017 (the “Amendment No. 3), as amended by Amendment No. 4 on August 18, 2017 (the “Amendment No. 4”), as amended by Amendment No. 5 on August 18, 2017 (the “Amendment No. 5”), as amended by Amendment No. 6 on December 22, 2017 (the “Amendment No. 6”) and as amended by Amendment No. 7 on June 6, 2018 (the “Amendment No. 7”).  The Original Schedule 13D, as amended by the Amendment No. 1, the Amendment No. 2, the Amendment No. 3, the Amendment No. 4, the Amendment No. 5, the Amendment No. 6, the Amendment No. 7 and this Amendment No. 8 are together referred to herein as the “Schedule 13D”.
Except as specifically amended by this Amendment No. 8, items in the Schedule 13D, as amended prior to the date hereof, are unchanged.  Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.
Item 3. Sources and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of Item 3:
“On September 5, 2018, MFP entered into a Securities Purchase Agreement (the “2018 Securities Purchase Agreement”) with the Company pursuant to which the Company agreed to sell and issue to MFP 1,607,717 shares of Common Stock at a purchase price of $3.11 per share at an initial closing (the “Initial Closing”) and, subject to the satisfaction of certain conditions, 7,235 shares of newly designated Series A Convertible Preferred Stock of the Company (“Preferred Shares”) at a purchase price of $3,100 per share at a second closing (the “Second Closing”).  The Initial Closing was completed on September 5, 2018.  The Preferred Shares will carry no voting rights and will be automatically converted into shares of Common Stock at the rate of 1,000 shares of Common Stock per Preferred Share upon the Company’s receipt of the Requisite Approval (as defined below).  Pursuant to the 2018 Securities Purchase Agreement, the Company agreed to use its reasonable best efforts to solicit the approval of its shareholders for the issuance of all shares of Common Stock otherwise issuable upon the conversion of the Preferred Shares (the “Requisite Approval”) at a special meeting of shareholders, and at each annual meeting of shareholders thereafter, if necessary, until the Requisite Approval is obtained.
Concurrently with the execution and delivery of the 2018 Securities Purchase Agreement, the Company, MFP and certain shareholders of the Company (the “Shareholders”) representing (together with MFP) a majority of the Company’s outstanding Common Stock entered into a Voting Agreement (the “Voting Agreement”), pursuant to which each Shareholder agreed (i) to vote all of its shares of Common Stock (other than, with respect to MFP, the Common Shares issued at the Initial Closing) in favor of certain matters set forth therein and (ii) not to sell or otherwise transfer the shares of Common Stock it beneficially owns prior to the termination of the Voting Agreement, unless the transferee agrees to become subject to the Voting Agreement.  The Voting Agreement terminates upon the earliest of earlier to occur of (i) the receipt of the Requisite Approval, (ii) the termination of the Securities Purchase Agreement in accordance with its terms, and (iii) August31, 2019.
Concurrently with the execution and delivery of the Securities Purchase Agreement, the Company and MFP entered into a registration rights agreement, the form of which is attached as an exhibit to the Securities Purchase Agreement, in which the Company agreed to (i) file a registration statement with the U.S. Securities and Exchange Commission within 75 days of the date on which the Preferred Shares are first issued to MFP, covering the resale by MFP of the Common Shares and the shares of Common Stock issuable upon conversion of the Preferred Shares, (ii) cause such registration statement to become effective as soon as practicable following the filing thereof and (iii) take all other actions as may be necessary to keep such registration statement continuously effective during the timeframes set forth therein.
The foregoing descriptions of the 2018 Securities Purchase Agreement, Voting Agreement and Registration Rights Agreement, and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by the full text of the Securities Purchase Agreement and Voting Agreement, which are attached as Exhibit 9 and Exhibit 10, respectively, and incorporated herein by reference.”

CUSIP NO. 785135104	Schedule 13D	Page 6 of 8

Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended by replacing sections (a) and (b) of Item 5 with the following:
“(a) and (b) MFP directly owns 8,710,017 shares of Common Stock, representing approximately 33.6% of the outstanding shares of Common Stock.The ownership percentage set forth above is based on 24,342,806 shares of Common Stock outstanding as set forth in the issuer’s most recent Form 10-Q and the Company’s issuance of 1,607,717 shares of Common Stock as set forth in the Current Report on Form 8-K filed by the issuer with the Securities and Exchange Commission on September 6, 2018.
Due to their respective relationships with MFP and each other, each of the Reporting Persons may be deemed to share voting power with respect to the 8,710,017 shares of Common Stock reported herein, and each of the Reporting Persons may be deemed to share dispositive power with respect to 33.6% of the number of shares of the Common Stock outstanding.
Due to the Voting Agreement, MFP and the shareholders party thereto may each be deemed to share voting power, but not dispositive power, with respect to shares of Common Stock owned by each.  The Reporting Persons disclaim “beneficial ownership”, within the meaning of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, of shares of Common Stock beneficially owned by the other shareholders party to the Voting Agreement.  Further detail of the Voting Agreement is provided under Item 4 of this Schedule 13D.”
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The responses set forth in Item 3 hereof are incorporated by reference in their entirety.
Item 7. Material To Be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:
Exhibit 10
Securities Purchase Agreement by and between S&W Seed Company and MFP Partners, L.P. (including the form of Registration Rights Agreement), dated as of September 5, 2018 (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by S&W Seed Company on September 6, 2018, and incorporated herein by reference)

Exhibit 11
Voting Agreement by and between S&W Seed Company, MFP Partners, L.P. and the other shareholders named therein, dated as of September 5, 2018 (filed as Exhibit 10.2 of the Current Report on Form 8-K filed by S&W Seed Company on September 6, 2018, and incorporated herein by reference)

CUSIP NO. 785135104	Schedule 13D	Page 7 of 8

SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:   September 7, 2018

MFP Partners, L.P., by its General Partner, MFP Investors LLC

By:	/s/ Michael F. Price
Name:	Michael F. Price
Title:	Managing Partner

MFP Investors LLC

By:	/s/ Michael F. Price
Name:	Michael F. Price
Title:	Managing Member

/s/ Michael F. Price
Michael F. Price

CUSIP NO. 785135104	Schedule 13D	Page 8 of 8

INDEX OF EXHIBITS
Exhibit 1	Joint Filing Agreement, dated as of June 1, 2015, by and among MFP Partners, L.P., MFP Investors LLC and Michael F. Price*

Exhibit 2
Securities Purchase Agreement by and between S&W Seed Company and MFP Partners, L.P., dated as of December 30, 2014 (filed as Exhibit 4.1 of the Current Report on Form 8-K filed by S&W Seed Company on December 31, 2014 and incorporated herein by reference)*

Exhibit 3
Securities Purchase Agreement by and between S&W Seed Company and each of the investors named therein, dated as of December 30, 2014 (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by S&W Seed Company on December 31, 2014 and incorporated herein by reference)*

Exhibit 4	Form of 8% Senior Secured Convertible Debenture (filed as Exhibit 10.2 of the Current Report on Form 8-K filed by S&W Seed Company on December 31, 2014 and incorporated herein by reference)*

Exhibit 5	Form of Common Stock Purchase Warrant (filed as Exhibit 10.3 of the Current Report on Form 8-K filed by S&W Seed Company on December 31, 2014 and incorporated herein by reference)*

Exhibit 6
Securities Purchase Agreement by and between S&W Seed Company and MFP Partners, L.P., dated as of November 23, 2015 (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by S&W Seed Company on November 24, 2015 and incorporated herein by reference)*

Exhibit 7
Securities Purchase Agreement by and between S&W Seed Company and the Purchasers named therein, dated as of July 19, 2017 (filed as Exhibit 99.1 of the Current Report on Form 8-K filed by S&W Seed Company on July 19, 2017, and incorporated herein by reference)*

Exhibit 8
Stock Purchase Agreement by and between MFP Partners, L.P. and the Sellers named therein, dated as of August 15, 2017 (filed as Exhibit 8 of Amendment No. 4 to Schedule 13D filed by MFP Investors LLC on August 18, 2017 and incorporated herein by reference)*

Exhibit 9
Investment Agreement by and between S&W Seed Company and MFP Partners, L.P. (including the form of Registration Rights Agreement), dated as of October 3, 2017 (filed as Exhibit 99.1 of the Current Report on Form 8-K filed by S&W Seed Company on October 4, 2017 and incorporated herein by reference)*

Exhibit 10
Securities Purchase Agreement by and between S&W Seed Company and MFP Partners, L.P. (including the form of Registration Rights Agreement), dated as of September 5, 2018 (filed as Exhibit 10.1 of the Current Report on Form 8-K filed by S&W Seed Company on September 6, 2018, and incorporated herein by reference)*

Exhibit 11
Voting Agreement by and between S&W Seed Company, MFP Partners, L.P. and the other shareholders named therein, dated as of September 5, 2018 (filed as Exhibit 10.2 of the Current Report on Form 8-K filed by S&W Seed Company on September 6, 2018, and incorporated herein by reference)*

* Filed previously